SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____3________)(1)


                              Spectre Gaming, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   84761G 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          |_| Rule 13d-1(b)

          |_|  Rule 13d-1(c)

          |X| Rule 13d-1(d)


----------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  84761G 10 7               13G                     Page 2 of 5 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Wayne William Mills
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  |_|
                                                        (b)  |_|
--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,672,000
               -----------------------------------------------------------------
 BENEFICIALLY  6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,672,000
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0

--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,672,000 SHARES (INCLUDES WARRANTS TO PURCHASE 828,000 SHARES HELD BY MR. MILLS INDIVIDUALLY; WARRANTS TO PURCHASE 184,000 SHARES HELD BY BLAKE CAPITAL, INC., A CORPORATION OF WHICH THE REPORTING PERSON IS THE SOLE SHAREHOLDER; AND WARRANTS TO PURCHASE 660,000 SHARES OF COMMON STOCK, WHICH ARE HELD BY BLAKE ADVISORS, LLC, A LIMITED LIABILITY COMPANY OF WHICH THE REPORTING PERSON IS SOLE MANAGER AND MEMBER)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |X|

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.2%

--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 84761G 10 7                 13G                     Page 3 of 5 Pages
--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

Spectre Gaming, Inc.

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

14200 23rd Avenue North, Minneapolis, MN   55447

--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

Wayne William Mills

--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

2125 Hollybush Road, Medina, MN   55340

--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

USA

--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

Common Stock, $.01 par value

--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

84761G 107

--------------------------------------------------------------------------------
Item 3. If This Statement is FiledPursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.
     (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.

     (d) |_| Investment company registered under Section 8 of the Investment Company Act.

     (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 82761G 10 7                  13G                     Page 4 of 5 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         1,672,000 SHARES (INCLUDES WARRANTS TO PURCHASE 828,000 SHARES
         HELD BY MR. MILLS INDIVIDUALLY; WARRANTS TO PURCHASE 184,000
         SHARES HELD BY BLAKE CAPITAL, INC., A CORPORATION OF WHICH THE REPORTING PERSON IS THE SOLE SHAREHOLDER; AND WARRANTS TO PURCHASE 660,000 SHARES OF COMMON STOCK, WHICH ARE HELD BY BLAKE ADVISORS,
         LLC, A LIMITED LIABILITY COMPANY OF WHICH THE REPORTING PERSON IS
         SOLE MANAGER AND MEMBER)
         ----------------------------------------------------------------------
     (b) Percent of class:

         9.2%
         ----------------------------------------------------------------------
     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 1,672,000
                                                        ------------------------
          (ii) Shared power to vote or to direct the vote: 0
                                                           ---------------------

          (iii) Sole power to dispose or to direct the disposition of: 1,672,000
                                                                       ---------

          (iv) Shared power to dispose or to direct the disposition of: 0
                                                                        --------

--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

N/A

--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

N/A

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

N/A

--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

N/A

--------------------------------------------------------------------------------
Item 10. Certifications.

         (a) Not applicable

         (b) Not applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007                       /s/ Wayne William Mills
                                              -----------------------------
                                                  WAYNE WILLIAM MILLS

                                    Exhibit A

                            To Form 13G (Individual)

      The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group." The shares listed below are not included in the totals in item 9 on page 2 or 3 and are listed here for informational purposes only.



Record Owner's Relationship    Record Owner's          Number of Shares
to Reporting Person            Type of Ownership

HUNTER RIDGE PARTNERS, LLC*       Indirect             2,044 SHARES OF COMMON
                                                       STOCK,
                                                       315,000 WARRANTS TO
                                                       PURCHASE COMMON STOCK AND
                                                       100,000 SHARES ISSUABLE
                                                       UPON CONVERSION OF OTHER
                                                       SECURITIES


*A LIMITED LIABILITY COMPANY OF WHICH THE REPORTING PERSON A MANAGER AND MEMBER; HOWEVER, UNDER CERTAIN AGREEMENTS WITH THE OTHER MEMBERS OF THE LLC, THE REPORTING PERSON HAS NO VOTING OR DISPOSITIVE POWER OVER THESE SECURITIES UNTIL AND UNLESS CERTAIN CONTINGENCIES ARE MET